EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT
This Membership Interest Purchase Agreement (this “Agreement”) is made by and between STRATUS BLOCK 21 INVESTMENTS, L.P., a Texas limited partnership (“Seller”), and RYMAN HOSPITALITY PROPERTIES, INC., a Delaware corporation (“Purchaser”). Seller and Purchaser are sometimes referred to in this Agreement individually as a “Party” and collectively as the “Parties.”
R E C I T A L S:
A.    Seller owns and holds one hundred percent (100%) of the membership interests (the “Membership Interests”) in BLOCK 21 SERVICE COMPANY LLC, a Texas limited liability company (the “Company”).
B.    Purchaser desires to purchase the Membership Interests from Seller and Seller desire to sell the Membership Interests to Purchaser on the terms and conditions set forth in this Agreement.
NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
I.
Sale and Transfer of Membership Interests
1.1Agreement to Sell and Transfer. Upon the terms and subject to the conditions set forth in this Agreement, Purchaser agrees to purchase and receive the Membership Interests from Seller, and Seller agrees to sell, assign, transfer, and deliver the Membership Interests to Purchaser.
1.2Stratus Block 21 Contract. Contemporaneously with the execution of this Agreement, Stratus Block 21, L.L.C., a Delaware limited liability company and an affiliate of Seller (“Stratus Block 21”), and Purchaser are entering into that certain Agreement of Sale and Purchase (the “Stratus Block 21 Contract”) for the sale and purchase of substantially all of the assets of Stratus Block 21. Closing under this Agreement will occur contemporaneously with the closing under the Stratus Block 21 Contract, and, notwithstanding anything herein to the contrary, the closing under each contract is a condition to the closing under the other contract.
II.
Consideration
2.1Purchase Price. The Parties agree that the total purchase price under this Agreement (the “Purchase Price”) and the Stratus Block 21 Contract (the “Stratus Block 21 Purchase Price”) is TWO HUNDRED SIXTY MILLION AND 00/100 U.S. DOLLARS ($260,000,000.00), and the Purchase Price is subject to the adjustments and prorations as set
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forth herein. The Parties shall use their commercially good faith efforts to agree upon the Purchase Price and the Stratus Block 21 Purchase Price, as well as any sub-allocations of the Purchase Price and the Stratus Block 21 Purchase Price among the various assets being conveyed under such contracts on or prior to the Closing Date; provided, however, that (a) all allocations and sub-allocations described in this Section 2.1 (both those agreed upon by the Parties and those made unilaterally by either Party absent such agreement) shall be made in a manner that is consistent with the percentages of the purchase price under the Stratus Block 21 Contract and the Purchase Price as are assigned to the various components of the Property on Exhibit B attached to the Stratus Block 21 Contract and (b)(i) such agreement shall not be a condition to either Party’s obligation to close hereunder or under the Stratus Block 21 Contract, and (ii) absent such agreement, each Party shall be free for all purposes to report such allocations and sub-allocations to any and all third parties in such manner as such Party deems appropriate so long as it is consistent with the percentages of the aggregate of the purchase price under the Stratus Block 21 Contract and the Purchase Price as are assigned to the various components of the Property on Exhibit B attached to the Stratus Block 21 Contract.
2.2Payment of Purchase Price. Purchaser will deliver the Purchase Price in full in cash or other readily available funds to Seller at the Closing (as defined below).
2.3Earnest Money. Purchaser and Stratus Block 21 have certain obligations under the Stratus Block 21 Contract related to the Earnest Money (as defined in the Stratus Block 21 Contract) and this Agreement shall be subject to the terms and conditions related to the Earnest Money as provided in the Stratus Block 21 Contract. The Earnest Money shall be held, delivered and/or applied in accordance with the terms and provisions of the Stratus Block 21 Contract.
III.
Purchaser’s Inspection Rights
3.1Incorporation of Article III of Stratus Block 21 Contract. Article III of the Stratus Block 21 Contract is hereby incorporated as Article III of this Agreement for all purposes with the following modifications: (i) Seller means Seller as defined in this Agreement; (ii) Purchaser means Purchaser as defined in this Agreement; and (iii) Property and/or Real Property mean collectively the Membership Interests and the property owned by the Company.
IV.
Closing
4.1Closing Date. This transaction shall close at the Title Company’s (as defined in the Stratus Block 21 Contract) offices or other location acceptable to the Parties at the same time as the closing under the Stratus Block 21 Contract. The closing of the transaction evidenced by this Agreement is referred to in this Agreement as the “Closing” and the actual date upon which the Closing occurs is referred to in this Agreement as the “Closing Date”. The “Closing Deadline” is the Closing Deadline as defined in the Stratus Block 21 Contract.
4.2Seller’s Closing Obligations. At the Closing, Seller shall, at Seller’s sole cost and expense:
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(a)execute and deliver to Purchaser an assignment and assumption agreement in the same form as Exhibit A, attached hereto and incorporated herein, transferring the Membership Interests to Purchaser (the “Assignment of Membership Interests”);
(b)execute and deliver the Escrow Agreement (as defined in the Stratus Block 21 Contract) to Purchaser and the Title Company;
(c)execute and deliver to Purchaser a “non-foreign” certificate sufficient to establish that withholding of tax is not required in connection with this transaction;
(d)cause Stratus Block 21 Investments GP, L.L.C., a Texas limited liability company, to deliver a resignation as the “Special Member” of the Company under that that certain Amended and Restated Limited Liability Company Agreement of the Company dated effective as of January 5, 2016 (the “Company Agreement”) with an acknowledgement from such Special Member that it has no claim whatsoever against the Company whether in respect of compensation for loss of office, damages, loans or otherwise;
(e)execute and deliver all instruments and documents necessary to release any and all liens, encumbrances, or adverse claims (other than liens under the Goldman Loan) to the assets of the Company and the Membership Interests; and
(f)execute and deliver such other documents as are customarily executed by a seller in connection with the transfer of similar property in Travis County, Texas, including all required closing statements, releases, affidavits, evidences of authority to execute the documents, certificates of good standing, resolutions and any other instruments reasonably required by the Purchaser or the Title Company.
4.3Purchaser’s Closing Obligations. At the Closing, Purchaser shall, at Purchaser’s sole cost and expense:
(a)deliver to the Title Company the Purchase Price plus the full amount of all expenses and other sums which Purchaser is required to pay to Seller under the terms of this Agreement, all for disbursement in accordance with the terms and provisions of this Agreement;
(b)execute and deliver to Seller the Assignment of Membership Interests assuming the obligations of Seller as the “Member” and the “Manager” under the Company Agreement;
(c)cause a Person acceptable to the Loan Servicer (as defined in the Stratus Block 21 Contract) to be admitted to the Company as the “Special Member” under the Company Agreement;
(d)execute and deliver to Seller and the Title Company the Escrow Agreement; and
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(e)execute and deliver such other documents as are customarily executed by a purchaser in connection with the transfer of similar property in Travis County, Texas, including all required closing statements, evidences of authority to execute documents, certificates of good standing, corporate resolutions, and other instruments which are reasonably required by the Seller or the Title Company.
4.4Closing Costs. Seller and Purchaser each agrees to pay the following costs at Closing, in addition to any other amounts set forth in this Agreement.
(a)At or prior to the Closing, Seller must pay: (i) one-half (½) of any escrow or closing fee charged by the Title Company in connection with this Agreement, and (ii) any other closing costs customarily paid by a seller of similar property in Travis County, Texas, except as may be otherwise provided in this Agreement.
(b)At or prior to the Closing, Purchaser must pay: (i) one-half (½) of any escrow or closing fee charged by the Title Company in connection with this Agreement, and (ii) any other closing costs customarily paid by a purchaser of similar property in Travis County, Texas, except as may otherwise be provided in this Agreement.
(c)Each Party will be responsible for the payment of its own attorneys’ fees.
V.
Purchase Price Adjustments
5.1Post-Closing Purchase Price Adjustment.
(a)Definitions. For purposes of this Agreement, the following terms will have the respective meanings set forth below:
(i)“Cash” means all cash, cash equivalents, and marketable securities, including all outstanding security, customer or other deposits of the Company in cash, plus any checks received by the Company on or before the Closing Date that have not yet cleared, and restricted cash minus any unpaid checks or drafts of the Company, all as determined as of the end of the day on the Closing Date.
(ii)“Current Assets” means Cash, accounts receivable (net of reserves for bad debt), inventory (net of reserves for excess and obsolete inventory), deposits, prepaid expenses, deferred sponsorship receivables, and deferred expenses for future events of the Company, all as determined as of the end of the day on the Closing Date determined in accordance with GAAP, as more particularly described on Exhibit B attached hereto and incorporated herein.
(iii)“Current Liabilities” means accounts payable, accrued Taxes payable, deferred revenues, deposits from private client events, and accrued expenses of the Company (including amounts due to or for employees and related
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accruals for accrued vacation, paid time off, profit sharing, or Closing Bonuses, and the employer portion of any withholding Taxes relating thereto), all as determined as of the end of day on the Closing Date determined in accordance with GAAP, as more particularly described on Exhibit B attached hereto and incorporated herein, provided, that, notwithstanding anything in this Agreement or Exhibit B to the contrary, for purposes of calculating Working Capital, in no event will the determination of Working Capital include (i) any liability for Transfer Taxes or any other Tax that results from any transaction contemplated by this Agreement, and (ii) any liability for accruals or reserves established under GAAP that requires accruals for contingent Taxes or uncertain Tax positions or any liability (current or deferred) for income Taxes payable by the Seller (but not including in this exclusion any such income Taxes payable by the Company).
(iv)“Final Purchase Price” means the Purchase Price as adjusted for the Working Capital Adjustment pursuant to this Section 5.2.
(v)“GAAP” means accounting principles generally accepted in the United States consistently applied using the same accounting methods, practices, principles, policies, and procedures, with consistent classifications, judgments, and valuation and estimation methodologies of the Company that were used in the preparation of the Financial Statements.
(vi)“Target Working Capital” means $0.00.
(vii)“Working Capital” means Current Assets less Current Liabilities determined in accordance with GAAP and consistent with the sample calculation set forth in Exhibit B attached hereto and incorporated herein.
(viii)“Working Capital Adjustment” means (i) if a Working Capital Shortfall exists, then a deduction in the Purchase Price equal to the amount of the Working Capital Shortfall or (ii) if a Working Capital Surplus exists, then an addition to the Purchase Price equal to the amount of the Working Capital Surplus.
(ix)“Working Capital Shortfall” means the amount, if any, by which Working Capital is less than the Target Working Capital.
(x)“Working Capital Surplus” means the amount, if any, by which Working Capital exceeds the Target Working Capital.
(b)Proposed Final Purchase Price Statement. As promptly as practicable after the Closing, but in no event later than ninety (90) days after the Closing Date, Purchaser will, with input from and reasonable coordination with Seller, prepare (or cause to be prepared) and deliver to Seller (i) a statement (the “Proposed Final Purchase Price Statement”) setting forth Purchaser’s proposed final calculation of the Working Capital, Working Capital Adjustment, if any, and Final Purchase Price in accordance with this Agreement; (ii) a certificate of an officer of Purchaser that the Proposed Final Purchase
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Price Statement was prepared in accordance with this Agreement; and (iii) reasonably detailed explanations and work papers supporting such calculations and each component of the calculations.
(c)Review and Objection. Within forty-five (45) days after receipt by Seller of the Proposed Final Purchase Price Statement, Seller must either inform Purchaser in writing that the Proposed Final Purchase Price Statement is acceptable, or deliver a written notice (the “Objection Notice”) to Purchaser setting forth in reasonable detail any objection or disagreement Seller has with respect to any items set forth in or missing from the Proposed Final Purchase Price Statement. If Seller does not deliver an Objection Notice within such forty-five (45)-day period, such Proposed Final Purchase Price Statement and the Final Purchase Price reflected in the Proposed Final Purchase Price Statement will be final, conclusive, and binding on the Parties.
(d)Resolution. If Seller timely delivers an Objection Notice, the objections and disagreements set forth in the Objection Notice will be resolved as follows:
(i)Purchaser and Seller will first use reasonable efforts and negotiate in good faith to resolve such objections and disagreements within thirty (30) days after delivery of the Objection Notice. Any resolution resulting from such good faith negotiations will be final, conclusive, and binding on the Parties.
(ii)If Purchaser and Seller do not reach a resolution of all objections and disagreements set forth in the Objection Notice within thirty (30) days after delivery of the Objection Notice, Purchaser and Seller will, by mutual agreement of Purchaser and Seller acting reasonably, promptly following the expiration of such thirty (30)-day period, engage an impartial nationally recognized firm of independent certified public accountants other that Seller’s accountants or Purchaser’s accountants (the “Independent Accountant”) pursuant to an engagement agreement, in commercially reasonable form, executed by Purchaser, Seller, the Company, and the Independent Accountant, to resolve any remaining objections or disagreements set forth in the Objection Notice (the “Unresolved Objections”). Seller and Purchaser will each bear one-half of the fees, costs, and expenses of the Independent Accountant pursuant to such engagement.
(iii)Immediately following the engagement of the Independent Accountant, Purchaser and Seller will jointly submit to the Independent Accountant, a copy of the Proposed Final Purchase Price Statement, the information delivered by Purchaser to Seller pursuant to Section 5.2(b), the Objection Notice, and a statement setting forth the resolution of any objections and disagreements agreed to by Purchaser and Seller. Purchaser and Seller will each submit to the Independent Accountant (with a copy delivered to the other on the same day) (i) within thirty (30) days after the date of the engagement of the Independent Accountant, a memorandum (which may include supporting exhibits) setting forth their respective positions on the Unresolved Objections and (ii) such work papers and other documents and information relating to the
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Unresolved Objections as the Independent Accountant may reasonably request and are available to such Person. Purchaser and Seller may (but will not be required to) each submit to the Independent Accountant (with a copy delivered to the other on the same day), within thirty (30) days after the date the initial memorandums reference above are submitted, a memorandum responding to the initial memorandum submitted to the Independent Accountant by the other. Unless requested by the Independent Accountant in writing, none of the Company, Purchaser, or any Seller may present any additional information or arguments to the Independent Accountant, either orally or in writing.
(iv)The Independent Accountant will issue a ruling in writing within ninety (90) days after the date of the engagement of the Independent Accountant that must include the Final Purchase Price Statement, as adjusted pursuant to any resolutions of objections and disagreements agreed upon by Purchaser and Seller, and the Independent Accountant’s resolution of the Unresolved Objections. The Final Purchase Price Statement, as so adjusted, will be deemed final and the Final Purchase Price Statement, as so adjusted, will be deemed to contain the final Working Capital, Working Capital Adjustment, and Final Purchase Price. The Independent Accountant will issue a ruling only in respect of the Unresolved Objections, and the Independent Accountant’s ruling will be based upon and be consistent with the terms and conditions in this Agreement. In deciding any matter, the Independent Accountant may not assign a value to any disputed item greater than the greatest value for such item claimed by either Purchaser or Seller or less than the smallest value for such item claimed by Purchaser or Seller.
(v)The resolution by the Independent Accountant of the Unresolved Objections will be final and binding upon each Party hereto and the Independent Accountant’s decision will constitute an arbitral award that is final, binding and non-appealable absent fraud or manifest error and upon which a judgment may be entered by a court of competent jurisdiction. The procedure set forth in this Section 5.2 for resolving disputes with respect to the Final Purchase Price and each component of the Final Purchase Price will be the sole and exclusive method for resolving any such disputes.
(e)Access. For purposes of complying with the terms set forth in this Section 5.2, Purchaser will, and will cause the Company to, reasonably cooperate in good faith with and make reasonably available to Seller and its designees, all information, records, data, work papers of its accountants, supporting schedules, calculations and other documentation that provide reasonable detail relating to Purchaser’s calculation of the Working Capital, Working Capital Adjustment, Final Purchase Price, and each component thereof, and will permit reasonable access to the Company’s facilities, personnel, and accountants, as may be reasonably required in connection with the review or analysis of the Proposed Final Purchase Price Statement and each of its components and the resolution of any objections or disagreements in connection therewith. After Closing, Purchase will not take, and will cause the Company to not take, any actions with respect to the books, records, policies, and procedures of the Company that would
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materially obstruct or prevent the preparation of a Proposed Final Purchase Price Statement complying with the requirements set forth in this Agreement, or the calculation of Working Capital, Working Capital Adjustment, if any, and Final Purchase Price, or Seller’s review and analysis of the foregoing, in each case, as provided in this Agreement.
(f)Adjustment to Purchase Price. Within ten (10) days after the resolution of the Final Purchase Price as provided in this Section 5.2, Seller and Purchaser will take the following actions:
(i)if the Final Purchase Price is the same as the Purchase Price, then no further action will be needed for either Seller or Purchaser;
(ii)if the Final Purchase Price is more than the Purchase Price, then Purchaser will deliver to Seller immediately available funds equal to the difference between the Final Purchase Price and the Purchase Price; and
(iii)if the Final Purchase Price is less than the Purchase Price, then Seller will deliver to Purchaser immediately available funds equal to the different between the Final Purchase Price and the Purchase Price.
VI.
Representations and Warranties
6.1Seller Representations. Seller represents and warrants to Purchaser the following:
(a)Existence. The Seller is a duly organized and validly existing limited partnership under the laws of the State of Texas. The Company is a duly organized and validly existing limited liability company under the laws of the State of Texas, with the power and authority to own and carry on its business as now being conducted. The representation and warranty set forth in this Section 6.1(a) is the “Existence Representation”.
(b)Approvals. Except as otherwise expressly contemplated in this Agreement, Seller has, without notice to or consent or joinder of any other Person (other than as contemplated with the Loan Assumption and the Hotel Operating Agreement Assumption) the full right, power and authority to enter into and perform this Agreement, including full right, power and authority to sell the Membership Interest to Purchaser. The representation and warranty set forth in this Section 6.1(b) is the “Third Party Approval Representation”.
(c)Authority. Seller’s execution, delivery and performance of this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Seller in connection with the consummation of the transactions contemplated hereby: (1) are within Seller’s power and authority and have been duly authorized; and (2) will not conflict with or, with or without notice or the passage of time, or both, result in a breach of any of the terms and provisions of or constitute a default under, any Law, indenture, mortgage, loan agreement or instrument to
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which Seller is a party or by which Seller or any part of its assets is bound, subject to securing and complying with the Loan Assumption and the Hotel Operating Agreement Assumption. This Agreement has been, and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Seller in connection with the consummation of the transactions contemplated hereby will be at or prior to Closing, duly and validly executed and delivered by Seller, and, assuming this Agreement is a valid and binding obligation of Purchaser, when so executed and delivered by Seller will constitute a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity. The representation and warranty set forth in this Section 6.1(c) is the “Authority Representation”.
(d)Title and Capitalization. Seller has good and indefeasible title to, and is the record and beneficial owner of, the Membership Interests as set forth in the recitals of this Agreement, free and clear of any lien, encumbrance, or adverse claim. There are no outstanding options, warrants, calls, or other rights or agreements to which Seller is a party requiring Seller to sell or transfer the Membership Interests to any Person other than as provided in this Agreement. The issued and outstanding ownership interests of the Company consists solely of the Membership Interests, all of which are owned and held by Seller and there are no options, warrants, calls, rights or Contracts to which any Seller or the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares, capital stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase additional equity securities of the Company. There are no outstanding appreciation, phantom equity, profit participation or similar rights with respect to the Company. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote or consent (or, convertible into, or exchangeable for, securities having the right to vote or consent) on any matters on which equityholders of the Company may vote. There are no voting trusts, irrevocable proxies or other contracts or understandings to which the Company is a party or is bound with respect to the voting or consent of the Membership Interest. The Company is not, nor since its formation has it been, the holder or beneficial owner of any share, debenture, mortgage, or equity security (or interest therein) in any other Person, or a member of any partnership or unincorporated association or limited liability company. The representation and warranty set forth in this Section 6.1(d) is the “Title Representation”.
(e)Single Member LLC. The Company is a single-member limited liability company disregarded for federal income-tax purposes and treated as a division of Stratus for federal income-tax purposes.
(f)Litigation. There is no judicial, administrative or arbitral actions, suits, mediation, investigation, inquiry, proceedings or claims (including counterclaims) by or before a Governmental Body (a “Legal Proceeding”) pending or, to the knowledge of the Seller, threatened against the Company, or to which the Company is otherwise a party
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or otherwise relating to this Agreement or the transactions contemplated hereby. The Company is not subject to any Order, and the Company is not in breach or violation of any Order.
(g)Financial Statements.
(i)Seller has delivered to Purchaser copies of (i) the audited balance sheet of the Company as of December 31, 2020 and the related audited statement of operations and statement of cash flows of the Company for the year then ended and (ii) the unaudited balance sheet of the Company as of August 31, 2021 and the related unaudited operating statement of the Company for the five (5)-month period then ended (such audited and unaudited financial statements, including the related notes and schedules thereto, are referred to herein as the “Financial Statements”). Each of the Financial Statements is complete and correct in all material respects, has been prepared in accordance with GAAP consistently applied by the Company and presents fairly in all material respects the financial position, results of operations, and cash flows (for 2020) of the Company as of the dates and for the periods indicated therein. The unaudited balance sheet of the Company as at August 31, 2021 is referred to herein as the “Balance Sheet” and August 31, 2021 is referred to herein as the “Balance Sheet Date.”
(ii)All accounts and notes receivable of the Company have arisen from bona fide transactions in the ordinary course of business. None of the accounts or notes receivable of the Company (i) are subject to any setoffs or counterclaims or (ii) represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement.
(iii)Except as set forth on Schedule 6.1(g)(iii), to Seller’s knowledge, all of the accounts receivable shown in the Financial Statements have been collected or are good and collectible in the aggregate recorded amounts thereof (less the allowance for doubtful accounts also presented in the Financial Statements and net of returns and payment discounts allowable by the Company’s policies), are aged not more than sixty (60) days, can reasonably be anticipated to be paid in full without outside collection efforts within sixty (60) days of the due date, and are not subject to counterclaims or setoffs in excess of recorded reserves.
(iv)All books, records and accounts of the Company are accurate and complete in all material respects and are maintained in all material respects in accordance with good business practice and GAAP. The Company maintains systems of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to
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safeguard assets; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.
(h)No Undisclosed Liabilities. The Company does not have any indebtedness (other than the Goldman Loan or other indebtedness that Company shall pay in full prior to the Closing Date) or Liabilities that are required under GAAP to be reflected on a balance sheet or the notes thereto other than those (i) specifically reflected in the Balance Sheet, (ii) incurred in the ordinary course of business since the Balance Sheet Date and which, will be taken into account in the calculation of the Working Capital Adjustment or (iii) which will be paid in full on or prior to the Closing Date. To Seller’s knowledge, the liabilities of the Company were incurred in the ordinary course of the Company’s business. The representation and warranty set forth in this Section 6.1(h) is the “No Undisclosed Liability Representation”.
(i)Absence of Certain Developments. Except as expressly contemplated by this Agreement or as set forth on Schedule 6.1(i), since the Balance Sheet Date, (i) the Company has conducted its business only in the ordinary course of business and (ii) there has not been any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had or could reasonably be expected to have a Material Adverse Effect.
(j)Taxes.
(i)All Tax Returns required to be filed by or on behalf of the Company have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all material respects; (ii) all Taxes payable by or on behalf of the Company have been fully and timely paid, and (iii) the Company has no liability for Taxes with respect to periods for which Tax Returns have been filed in excess of the amounts so paid. With respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing, the Company has made appropriate accruals for such Taxes in the Financial Statements.
(ii)The Company has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any employees, independent contractors, creditors, equity owners, officers and managers, non-resident persons and any other third parties) has duly and timely withheld and paid over to the appropriate Taxing Authority all amounts required to be so withheld and paid under all applicable Laws and has properly completed and timely filed all Forms W-2 and 1099 and all other Tax Returns required with respect thereto.
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(iii)No claim has been made by a Taxing Authority in a jurisdiction where the Company does not file a Tax Return that the Company is or may be subject to taxation by that jurisdiction.
(iv)All deficiencies asserted or assessments made as a result of any examinations by any Taxing Authority of the Tax Returns of, or including, the Company have been fully paid, and there are no other audits or investigations by any Taxing Authority in progress, nor have the Seller or the Company received any notice from any Taxing Authority that it intends to conduct such an audit or investigation. No issue has been raised by a Taxing Authority in any prior examination of the Company which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent taxable period.
(v)Neither the Company nor any other Person on its behalf has granted to any Person any power of attorney that is currently in force with respect to any Tax matter. The Company is currently not the beneficiary of any extension of time within which to file any Tax Return.
(vi)The Company is not a party to any tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing.
(vii)The Company is not subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.
(viii)There are no liens as a result of any unpaid Taxes upon any of the assets of the Company.
(ix)There is no taxable income of the Company that will be required under applicable Tax Law to be reported by the Purchaser or any of its Affiliates, including the Company, for a taxable period beginning after the Closing Date which taxable income was realized (and reflects economic income) arising prior to the Closing Date.
(x)The Company does not have, and has never had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to Tax in such country.
(xi)The Company has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to the assessment or collection of Taxes which have not been paid.
(xii)The Company has not requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which: (i) to file any Tax Return for which the
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Company is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which the Company is or may be liable; (iii) the Company is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Taxing Authority may assess or collect Taxes for which the Company is or may be liable.
(xiii)The Company has not made, prepared or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Closing Date.
(xiv)Except as set forth on Schedule 6.1(j)(xiv), there are no proceedings, investigations, audits or claims now pending or, to the Seller’s knowledge, threatened against the Company in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Body relating to Taxes.
(xv)The Company has collected all sales, value-added or use Taxes required to be collected and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Body (or has timely and properly collected and maintained all resale certificates, exemption certificates and other documentation required to qualify for any exemption from the collection or payment of sales or use Taxes imposed or due in connection with the business of such Company).
(xvi)The Company has, or prior to the Closing Date will have, timely filed with the appropriate Governmental Body all abandoned or unclaimed property reports required to be filed by or with respect to it, either separately or as part of an affiliated group of entities, pursuant to the Laws of any Governmental Body with authority over such Company or its assets or business, and such reports were correct and complete in all material respects when filed. As of the Closing Date, the Company has properly paid over (or escheated) to such Governmental Body all sums constituting abandoned property (including any uncashed checks and unclaimed wages) for purposes of any unclaimed property laws applicable to such Company. The Company does not purge its records of uncashed checks other than in compliance with applicable Law. With respect to property for which the dormancy period may be running as of the Closing Date, the Company has reserved sufficient sums to pay over (or escheat) to the appropriate Governmental Body all amounts that may become due in the future.
    The representations and warranties set forth in this Section 6.1(j) are the “Tax Representations.”
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(k)     Tangible Personal Property.
(i)     The Company does not own, and has never owned, any real property. Except for (i) tangible personal property owned by Stratus Block 21 and used by the Company that will be transferred to Purchaser under the Stratus Block 21 Contract; (ii) tangible personal property owned by KLRU (as defined in the Stratus Block 21 Contract) and used by the Company in accordance with the KLRU Agreement (as defined in the Stratus Block 21 Contract); and (iii) equipment owned by Ticketmaster L.L.C. and used by the Company in accordance with the Ticketmaster User Agreement between the Company and Ticketmaster L.L.C. dated effective as of November 11, 2019, the Company has good and marketable title to all of the items of tangible personal property that are owned and used in the business of the Company and proposed to be retained by the Company subsequent to the Closing Date, free and clear of any and all liens, other than the under the Goldman Loan. To Seller’s knowledge, all such items of tangible personal property which, individually or in the aggregate, are material to the operation of the business of the Company are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used.
(ii)     Schedule 6.1(k)(ii) sets forth all leases of personal property involving periodic payments by the Company relating to personal property proposed to be retained by the Company subsequent to the Closing Date (“Personal Property Leases”). All such items of personal property under the Personal Property Leases are in good condition and repair (ordinary wear and tear excepted) and are suitable for the purposes used, and such property is in all material respects in the condition required of such property by the terms of the lease applicable thereto during the term of the lease.
(iii)     Each of the Personal Property Leases is in full force and effect and the Company has not received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Company under any of the Personal Property Leases and, to the Knowledge of Seller , no other party is in default thereof, and no party to the Personal Property Leases has exercised any termination rights with respect thereto.
    (l)     Intellectual Property. Schedule 6.1(l) sets forth an accurate and complete list of all patents, trademarks and copyrights owned by the Company and the jurisdictions in which each such item has been issued or registered or in which any such application for such issuance and registration has been filed. The Company has the right to use, sell and license, as the case may be, all other intellectual property used, sold or licensed by the Company in its businesses as presently conducted. The Company’s use of the intellectual property owned, used, practiced or otherwise commercially exploited by the Company in connection with the business as presently conducted does not infringe, violate or constitute an unauthorized use or misappropriation of any patent, copyright, trademark, trade secret or other intellectual property or similar right of any Person (including with respect to BMI, ASCAP or SESAC). The intellectual property owned or licensed to the Company includes all intellectual property rights used by the Company to conduct its business in the manner in which such business is currently being conducted. Except with
{N4542682.1}    14

respect to licenses of commercial off-the-shelf software, and except pursuant to the intellectual property licenses included in the Material Contracts (as defined below), the Company is not required, obligated or under any liability to make any payments by way of royalties, fees or otherwise or provide any consideration of any kind to any Person relating thereto.
(m)    Material Contracts.
(i)    Schedule 6.1(m) sets forth all of the following contracts to which the Company is a party as of the date hereof or by which any of its assets of properties are bound (collectively, the “Material Contracts”):
(A)     contracts with Seller or Affiliate thereof or any current or former employee of the Company;
(B)     contracts with any labor union or association representing any employee of the Company;
(C)     contracts for the sale of any of the assets of the Company other than in the ordinary course of business or for the grant to any Person of any preferential rights to purchase any of its assets;
(D)     contracts for joint ventures, strategic alliances, partnerships, licensing arrangements, or sharing of profits or proprietary information;
(E)     contracts containing covenants of the Company not to compete in any line of business or with any Person in any geographical area or not to solicit or hire any person with respect to employment or covenants of any other Person not to compete with the Company in any line of business or in any geographical area or not to solicit or hire any person with respect to employment;
(F)     contracts relating to the acquisition (by merger, purchase of stock or assets or otherwise) by the Company of any operating business or material assets or equity securities of any other Person;
(G)     contracts relating to the incurrence, assumption or guarantee of any indebtedness or imposing a lien on any of the assets of the Company;
(H)     contracts providing for payments by or to the Company in excess of $25,000 in any fiscal year or $50,000 in the aggregate during the term thereof;
(I)     contracts under which the Company has made advances or loans to any other Person;
(J)     contracts providing for severance, retention, change in control or other similar payments;
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(K)     contracts for the employment of any individual on a full-time, part-time or consulting or other basis providing annual compensation in excess of $75,000;
(L)    management contracts and contracts with independent contractors or consultants (or similar arrangements) that are not cancelable without penalty or further payment and without; more than 30 days’ notice;
(M)    licenses for any intellectual property that is material to the operation of the business of the Company as currently conducted; and
(N)     outstanding contracts of guaranty, surety or indemnification, direct or indirect, by the Company.
Each of the Material Contracts is in full force and effect and is the legal, valid and binding obligation of the Company, and to Seller’s knowledge, of the other parties thereto enforceable against each of them in accordance with its terms and, upon consummation of the transactions contemplated by this Agreement, shall, except as otherwise stated in Schedule 6.1(m), to Seller’s knowledge, continue in full force and effect without penalty or other adverse consequence. The Company is not in default under any Material Contract, nor, to the knowledge of Seller, is any other party to any Material Contract in breach of or default thereunder, and to Seller’s knowledge, no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default on the part of the Company or any other party thereunder. No party to any of the Material Contracts has exercised any termination rights with respect thereto, and no party has given notice of any significant dispute with respect to any Material Contract. The Company has delivered to Purchaser true, correct and complete copies of all of the Material Contracts, together with all amendments, modifications or supplements thereto.
(n)     Compliance with Laws; Permits. The Company is in compliance in all material respects with all Laws applicable to its business, operations or assets. The Company has not received any written notice of or been charged with the violation of any Laws. The Company currently has all Permits which are required for the operation of its businesses as presently conducted, other than those the failure of which to possess is immaterial. To Seller’s knowledge, the Company is not in default or violation, and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect of any term, condition or provision of any Company Permit. To Seller’s knowledge, none of such Permits will be impaired or in any way affected by the consummation of the transactions contemplated by this Agreement.
(o)    Labor. The Company is not a party to any labor or collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to its employees and none of its employees are represented by any labor organization. No labor organization or group of employees has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of Seller, threatened to be brought or filed, with the National Labor Relations
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Board or other labor relations tribunal. There is no organizing activity involving the Company pending or, to the knowledge of Seller, threatened by any labor organization or group of the Company’s employees. The Company is not a member of in any employers’ association or organization. No employers’ association or organization has made any demand for payment of any kind from the Company. There have been no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes pending or, to the knowledge of Seller, threatened against or involving the Company. There have been no unfair labor practice charges, grievances or complaints pending or, to the knowledge of Seller, threatened by or on behalf of any the Company’s employees. The Company has not received notice of the intent of any Governmental Body responsible for the enforcement of labor or employment Laws to conduct an investigation of the Company and, to the knowledge of Seller, no such investigation is in progress. The Company has been in compliance in all material respects with all applicable Laws relating to employment, including (i) those relating to employment, termination of employment, terms and conditions of employment, minimum wages, overtime and overtime payment, payslips, and working during rest days; (ii) all such Laws relating to wages, hours, the WARN Act and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax except for immaterial non-compliance. There has been no “mass layoff” or “plant closing” (as defined by the WARN Act) with respect to the Company within the six (6) months prior to Closing. Seller has separately delivered to Purchaser a schedule that sets forth the name, current annual salary (or rate of pay) and prior year monetary bonus paid to each employee and contractor (including each of the key employees, contractors, and essential management personnel of the Company referred to in Section 7.3) of the Company.
(p)    Employee Benefits Plans.
(i)     Schedule 6.1(p)(i) sets forth a correct and complete list, as of the date hereof, of: (A) all “employee benefit plans” (as defined in Section 3(3) of ERISA), and all other employee benefit plans, programs, agreements, policies, arrangements or payroll practices, including bonus plans, employment, consulting or other compensation agreements, collective bargaining agreements, incentive, equity or equity-based compensation, or deferred compensation arrangements, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plans and programs maintained by the Company or to which the Company contributed or is obligated to contribute thereunder for current or former employees of the Company (collectively, the “Company Plans”), and (B) all “employee pension plans” (as defined in Section 3(2) of ERISA, subject to Title IV of ERISA or Section 412 of the Code, maintained by the Company or any of its Affiliates and any trade or business (whether or not incorporated) that is or has ever been under common control, or that is or has ever been treated as a single employer, with any of them under Section 414(b), (c), (m) or (o) of the Code (each, an “ERISA Affiliate”) or to which the Company or any ERISA Affiliate contributed or has ever been obligated to contribute thereunder (the “Title IV Plans”).
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(ii)     Correct and complete copies of the following documents, with respect to each of the Company Plans (other than a multiemployer plan), have been made available or delivered to Purchaser by Seller, to the extent applicable: (A) any plans, all amendments thereto and related trust documents, insurance contracts or other funding arrangements, and amendments thereto; (B) Forms 5500, all schedules thereto and related actuarial reports, if any; for the most recent three (3) years, (C) the most recent IRS determination, advisory or opinion letter; (D) summary plan descriptions; (D) written communications to employees relating to the Company Plans; and (E) written descriptions of all non-written agreements relating to the Company Plans.
(iii)    Each Company Plan has been administered in all material respects in accordance with its terms, and each of the Company and the ERISA Affiliates has in all material respects met its obligations with respect to each Company Plan and has made all required contributions thereto. The Company, each ERISA Affiliate and each Company Plan are in compliance in all material respects, including all notice requirements, with the currently applicable provisions of ERISA and the Code and the regulations thereunder (including Section 4980B of the Code, Subtitle K, Chapter 100 of the Code and Sections 601 through 608 and Section 701 et seq. of ERISA) and, if applicable, state Law and no Tax payable on account of Section 4980B of the Code has been or to Seller’s knowledge is expected to be incurred. Each such plan that is subject to the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”) has been administered in compliance, in all material respects, with HIPAA, including all notice, privacy and security requirements. Each such plan that is subject to the Patient Protection and Affordable Care Act of 2010, as amended (the “Affordable Care Act”) has been maintained and administered in compliance, in all material respects, with the Affordable Care Act, including all notice and coverage requirements, and no Tax, penalty or other Liability (whether or not assessed) has been or could reasonably be expected to be incurred as a result of the application of the Affordable Care Act to such Company Plan. All filings and reports as to each Company Plan required to have been submitted to the IRS or to the United States Department of Labor have been duly submitted. No Company Plan has assets that include securities issued by the Company or any ERISA Affiliate.
(iv)     With respect to each Company Plan: (A) there are no pending, or to knowledge of Seller, threatened or unresolved claims, disputes or Legal Proceedings under the terms of, or in connection with, each Company Plan or such Company Plan’s trust or any of its assets, or against any fiduciary of an Company Plan with respect to such Company Plan, other than routine claims for benefits which are payable in the ordinary course of business; (B) there has not been any non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Plan or, to the knowledge of Seller, breaches of any of the duties imposed on the Company “fiduciaries” (whether or not within the meaning of Section 3(21) of ERISA) under ERISA or the Law of any applicable jurisdiction with respect to any Company Plan for which the Company or any ERISA Affiliate could have any liability or obligation (except as has already been satisfied), and, to the knowledge of Seller, no other condition exists with respect to any Company Plan that could result in the
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Company or any ERISA Affiliate becoming liable directly or indirectly (by indemnification or otherwise) for any excise tax or penalty under the Code or ERISA or for any other liability, except as has already been satisfied; (C) no litigation has been commenced with respect to any Company Plan or its assets and, to the knowledge of Seller, no such litigation is threatened (other than routine claims for benefits in the ordinary course of business); and (D) neither the Company nor any ERISA Affiliate has received notice that there are any matters pending or threatened in connection with any Company Plan before the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Body, and there have been no such investigations or audits that have been concluded that resulted in any liability to the Company of any ERISA Affiliate which has not been fully discharged.
(v)     For each Company Plan that is intended to satisfy the provisions of Section 401(a) of the Code, (A) the Company has obtained a favorable determination letter, opinion letter or advisory letter from the IRS to such effect, (B) to knowledge of Seller, none of the determination letter, opinion letter or advisory letter has been revoked by the IRS, nor has the IRS given any inclination to the Company that it intends to revoke any such determination letter, opinion letter or advisory, (C) each Company Plan which is required to satisfy 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies the requirements of Section 401(k)(3) and Section 401(m)(2) of the Code, if applicable, through December 31, [2020], and (D) no act or omission has occurred since the date of the most recent determination letter, opinion letter or advisory letter which would materially affect its qualification.
(v)     Neither the Seller nor any ERISA Affiliate currently (or in the last six years) maintains, sponsors, participates in, contributes to, or has an obligation to contribute to, or otherwise had or has any Liability, including any contingent liability, with respect to, (A) any defined benefit plan (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (B) any “multiemployer plan” (as defined in Sections 4001(a)(3) and 3(37)(A) of ERISA), (C) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code) or (D) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA). Neither the Seller nor any ERISA Affiliate has any Liability by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code. Purchaser will not have (x) any obligation to make any contribution to any multiemployer plan or (y) any withdrawal liability from any multiemployer plan under Section 4201 of ERISA, which it would not have had but for the consummation of the transactions contemplated by this Agreement.
(vi)     Each Company Plan has been established, maintained, operated and administered in all material respects in compliance with its terms and with all applicable Laws, including ERISA and the Code and the regulations of any applicable jurisdictions. All reports, returns and similar documents required to be filed with any Governmental Body have been duly filed. Within the last three years, Seller and its ERISA Affiliates
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have not participated in any voluntary compliance or self-correction programs established by the IRS with respect to any Company Plan for which full correction has not been effectuated, or entered into a closing agreement with the IRS with respect to the form or operation of any Company Plan for which all liabilities and obligations to such Company Plan and any corresponding participants and beneficiaries have not been satisfied.
(vii)     There are no unfunded obligations under any Company Plan providing benefits after termination of employment to any employee of Seller (or to any beneficiary of any such employee), including retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under Section 4980B of the Code or other applicable Law and insurance conversion privileges under state law. The assets of each Company Plan which is funded are reported at their fair market value on the books and records of such Company Plan.
(viii)     Each Company Plan which is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) complies, in all material respects, with the requirements of Section 409A of the Code and final regulations issued and outstanding thereunder. Schedule 6.1(p)(viii) identifies each Company Plan that is subject to Section 409A of the Code.
(ix)     All contributions, premiums and other payments to or under or in connection with the Company Plans or any contracts or agreements relating thereto that are due and owing or required to have been made under such Company Plans on or before the Closing in accordance with the terms of such plans, ERISA, or the Code have been timely made by the due date thereof, and all such contributions, premiums and other payments required to be made following the date hereof, but on or prior to the Closing Date, have been properly accrued and reflected on the latest balance sheet. No Company Plan is or at any time was funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Company Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).
(xi)     Except as provided in Schedule 6.1(p)(xi), each Company Plan is amendable and terminable unilaterally by the Company at any time without liability or expense to the Company or such Company Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no Company Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company from amending or terminating any such Company Plan.
(xii)     Schedule 6.1(p)(xii) discloses each: (A) agreement with any executive officer or other key employee of the Company (I) the benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving the Company of the nature of any of the transactions contemplated by this Agreement,
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(II) providing any term of employment or compensation guarantee or (III) providing severance benefits or other benefits after the termination of employment of such executive officer or key employee; (B) agreement, plan or arrangement under which any Person may receive payments from the Company that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such Person’s “parachute payment” under Section 280G of the Code; and (C) agreement or plan, including any severance benefit plan or other Company Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.
(xiii)    All amendments and actions required to bring the Company Plans into conformity in all material respects with all of the applicable provisions of the Code, ERISA and other applicable Laws have been made or taken. Any bonding required with respect to the Company Plans in accordance with applicable provisions of ERISA has been obtained and is in full force and effect.
(xiv)    Schedule 6.1(p)(xiv) sets forth the policy of the Seller with respect to accrued vacation and earned time off.
(xv)     No insurance policy or any other contract affecting any Company Plan requires or permits a retroactive increase in premiums or payments thereunder. The level of insurance reserves under each insured Company Plan and any stop-loss insurance policy issued in connection with any Company Plan is reasonable and sufficient to provide for all incurred but unpaid claims and claims reasonably expected to be incurred and reported.
(xvi)     Purchaser will incur no liability (including “successor liability,” as that term may be defined by any court of law), cost or expense arising from, or with respect to, any Company Plans, or any other similar plan or arrangement maintained, or contributed to, by the Company or any ERISA Affiliate. Neither the Company nor any ERISA Affiliate has any duty or obligation to indemnify or hold another Person harmless for any liability attributable to any acts or omissions by such Person with respect to any Company Plan or any ERISA Affiliate plan.
(q)     Insurance. The Company has insurance policies in full force and effect (a) for such amounts as are sufficient for all requirements of Law and all agreements to which the Company is a party or by which it is bound, and (b) which are in such amounts, with such deductibles and against such risks and losses, as are reasonable for the business, assets and properties of the Company.
(r)     Related Party Transactions. Except as set forth on Schedule 6.1(r), no employee, officer, or member of the Company, any member of his or her immediate family or any of their respective Affiliates (“Related Persons”) (i) owes any amount to the Company nor does the Company owe any amount to, or has the Company committed to make any loan or extend or
{N4542682.1}    21

guarantee credit to or for the benefit of, any Related Person, (ii) is involved in any business arrangement or other relationship with the Company (whether written or oral), (iii) owns any property or right, tangible or intangible, that is used by the Company, (iv) has any claim or cause of action against the Company or (v) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company.
(s)     Certain Payments. Neither the Company nor Seller nor, to the knowledge of Seller, any director, manager, officer, employee, or other Person associated with or acting on behalf of any of them, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services in violation of Law (i) to obtain favorable treatment in securing business for the Company, (ii) to pay for favorable treatment for business secured by the Company, or (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company, or (b) established or maintained any fund or asset with respect to the Company that has not be recorded in the books and records of the Company.
(t)     Insolvency. No insolvency proceedings of any kind have been filed against the Company and the Company has not stopped payment and is not insolvent or unable to pay its debts as and when they fall due.
(u)    Knowledge. All references in this Section 6.1 or elsewhere in this Agreement and/or in any other document or instrument executed by Seller in connection with or pursuant to this Agreement, to “Seller’s knowledge” or “to the knowledge of Seller” and words of similar import shall refer to facts within the current actual knowledge, each of (i) William H. Armstrong, III, in his capacity as chief executive officer of Stratus Properties Inc. (“Stratus”), an affiliated entity that owns Seller, (ii) Erin Pickens, in her capacity as chief financial officer of Stratus and (iii) Colleen Fischer, in her capacity as General Manager of the Company (collectively the “Seller Representative”). Nothing in this Section 6.1 or the remainder of this Agreement shall imply or impose any duty of investigation or inquiry upon Seller or the Seller Representative, or give rise to any personal liability on the part of the Seller Representative.
6.2Express Warranties. The warranties and representations of Seller set out in this Section 6.2 and elsewhere in this Agreement, plus the representations and warranties set forth in the documents delivered by Seller at closing are referred to in this Agreement collectively as the “Express Warranties”. Further, and notwithstanding any provision in this Agreement to the contrary, Purchaser hereby acknowledges and agrees that: (i) Purchaser has independently caused the Membership Interests and property owned by the Company to be inspected on Purchaser’s behalf prior to the Effective Date; (ii) Purchaser has not entered into this Agreement based on any representation, warranty, agreement, statement or expression of opinion by Seller or by any person or entity acting or allegedly acting for or on behalf of Seller, other than the Express Warranties; (iii) Purchaser hereby disclaims any reliance upon any promises or agreements of Seller other than the Express Warranties; (iv) the Express Warranties are given by Seller and accepted by Purchaser subject to all matters that appear in or are disclosed by this
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Agreement and Purchaser’s own due diligence (all of such matters being referred to in this Agreement collectively, the “Disclosed Matters”); and (v) if Purchaser closes the acquisition of the Membership Interests, Purchaser will be deemed to have accepted the Membership Interests subject to all of the Disclosed Matters (such Disclosed Matters, together with all matters arising out of or relating to any promises and agreements or alleged promises or agreements of Seller, other than the Express Warranties, being referred to in this Agreement collectively as the “Disclaimed Matters”).
6.3Assets Taken “AS IS”. As a material part of the consideration for this agreement, Purchaser agrees and acknowledges that: (1) except as with respect to the Express Warranties, Purchaser is taking the property of the Company “AS-IS”, with any and all latent and patent defects, and without any express or implied warranties of any kind; (2) except only with respect to the Express Warranties, there is no warranty by Seller that the property of the Company is fit for any particular purpose; (3) except only with respect to the Express Warranties, Purchaser is not relying on the accuracy or completeness of any representation, brochure, rendering, promise, statement or other assertion or information with respect to the Membership Interests or the property of the Company made or furnished by or on behalf of, or otherwise attributed to, Seller or any of Seller’s agents, employees and representatives, any and all such reliance being hereby expressly and unequivocally disclaimed; (4) except only with respect to the Express Warranties, Purchaser is relying solely and exclusively upon its own experience and its independent judgment, evaluation and examination of the Membership Interests and property of the Company; (5) except only with respect to the Express Warranties, Purchaser disclaims the existence of any duty to disclose on the part of Seller and Seller’s agents, employees and representatives and Purchaser further disclaims any reliance on the silence of Seller and Seller’s agents, employees and representatives; (6)  Purchaser takes and accepts the property subject to the Disclaimed Matters; (7) Purchaser releases Seller from any and all liabilities, obligations, claims and causes of action of any kind or nature, for, concerning or regarding the Disclaimed Matters (including without limitation all liability for contribution and indemnity), regardless of whether such liability arises under contract, statute or otherwise; (8) this “AS IS” provision was freely negotiated and played an important part in the bargaining process for this Agreement; (9) except only with respect to the Express Warranties, Purchaser disclaims reliance on Seller and accepts the property of the Company “as-is” with full awareness that the Company’s property prior uses and other disclaimed matters could affect the property’s condition, value, suitability and fitness and purchaser hereby assumes all risk associated therewith; (10) the disclaimers of reliance, releases, and other provisions contained in this “as is” provision could limit any legal recourse or remedy purchaser otherwise might have; (11) Purchaser has relied upon the advice of its own legal counsel concerning this “AS IS” provision; and (12) this “AS IS” provision will survive closing and will not merge with the assignment or any of the other documents delivered at the Closing.
6.4Change in Circumstances. If Seller receives or gains knowledge of any facts or circumstances, that Seller will not cure prior to the Closing Date and that would make any of the Express Warranties or any of the covenants made by Seller under this Agreement inaccurate, incomplete or unperformable in any material respect, Seller shall promptly notify Purchaser in writing of the existence of such facts and circumstances, and (so long as such facts and circumstances have not been created by Seller or someone under the control of Seller).
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Purchaser must, within five (5) business days after Purchaser’s receipt of such notice, either: (i) accept such modified representation, warranty or covenant as Seller may then give consistent with the facts and circumstances set out in Seller’s notice and close under this Agreement, waiving Purchaser’s rights to object to any matters which are not covered by such modified representation, warranty or covenant; or (ii) terminate this Agreement, as Purchaser’s sole and exclusive remedy and receive a return of the Earnest Money. If Purchaser fails to deliver to Seller a written notice within the five (5) business day period referenced in the immediately preceding sentence, then Purchaser shall be deemed to have elected option (i) in the immediately preceding sentence.
6.5Breach and Cure Prior to Closing Date. Notwithstanding any provision in this Agreement to the contrary: (i) in the event of a breach by Seller under Section 6.1 of this Agreement, Purchaser will have no right to terminate this Agreement unless such breach has a material and adverse effect on the Membership Interests (herein meaning, any breach by Seller which either results in damages in excess of $100,000.00 or adversely interferes with Purchaser’s ability to continue its operation of the business of the Company in substantially the same manner as presently conducted); and (ii) in the event of any other breach by Seller under Section 6.1, Seller may, at Seller’s option and election, and at Seller’s sole costs and expense, remedy or remove the conditions giving rise to such default and, if necessary, extend the Closing Date for a reasonable period of time not to exceed thirty (30) days, and if Seller provides a cure under the preceding clause, then Purchaser will have no right to terminate this Agreement or exercise any other rights or remedies under this Agreement.
6.6Purchaser Representations. Purchaser represents and warrants to Seller the following:
(a)Authority. The execution, delivery and performance of this Agreement by Purchaser and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all requisite action of Purchaser, and no other proceedings on the part of Purchaser are necessary to authorize the execution, delivery or performance of this Agreement by Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming this Agreement is a valid and binding obligation of Seller, this Agreement constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity.
(b)Investment Representations. Purchaser is acquiring the Membership Interests described in this Agreement for Purchaser’s own account with the present intent to hold such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Purchaser understands that none of the Membership Interests has been registered under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations issued pursuant thereto, or the securities Laws of any state and must be held by Purchaser indefinitely unless subsequently registered under the Securities Act and any applicable state securities Laws or unless an exemption from registration becomes or is available. Purchaser is knowledgeable about the industries in which the Company operates and is capable of evaluating the merits and
{N4542682.1}    24

risks of the transactions contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time. Purchaser has such knowledge, experience, and skill so that Purchaser is capable of evaluating the merits and risks of and is sophisticated as to an investment in the Membership Interests. No guarantees have been made to Purchaser or can be made with respect to the future value, if any, of the Membership Interests or the profitability or success of the business of the Company. Purchaser recognizes the risk of holding an investment in the Company indefinitely and the high degree of risk of loss, which may result in the loss of the total amount of the investment.
(c)Investigations. Purchaser has had the opportunity to visit with Seller and the Company and meet with the officers and other representatives of the Company to discuss the business, assets, liabilities, financial condition, and operations of the Company, and has received all materials, documents, and other information that Purchaser deems necessary or advisable to evaluate the Company and the Membership Interests and has made Purchaser’s own independent examination, investigation, analysis, and evaluation of the Company and the Membership Interests, including Purchaser’s own estimate of the value of the Membership Interests. Purchaser has undertaken such due diligence (including a review of the properties, liabilities, books, records, and contracts of the Company) as Purchaser deems adequate. In making Purchaser’s determination to consummate the transactions contemplated by this Agreement, Purchaser has relied solely on (i) the representations and warranties of Seller contained herein, and (ii) the results of Purchaser’s own independent due diligence, investigation, and verification, without reliance on Seller, or any information or materials provided by Seller or any representative of the Company, except for the representations and warranties of Seller expressly set forth in Section 6.1.
(d)Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, Purchaser will be able to pay Purchaser’s debts as they become due and will own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities). No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay, or defraud either present or future creditors of Purchaser or the Company.
(e)No Knowledge of Misrepresentations or Omissions. Purchaser does not have any knowledge that the representations and warranties of Seller in this Agreement are not true and correct in all material respects.
VII.
Additional Agreements
7.1Cash at Closing. The Parties acknowledge and agree that at or before the Closing, Seller intends to cause the Company distribute to Seller an aggregate amount of Cash estimated by Seller to bring the Working Capital balance of the Company on the Closing Date to the Target Working Capital (after payment of the Closing Bonuses, as defined below, and any applicable withholding Tax obligations of the Company).
{N4542682.1}    25

7.2Closing Bonuses. At or immediately before the Closing, Seller may, but will not be obligated to, cause the Company to pay (at or before the Closing) certain employees and/or contractors of the Company determined by Seller discretionary, compensatory bonuses in amounts determined by Seller (the “Closing Bonuses”).
7.3Employment Matters. The continued employment and engagement of the Company’s key employees and essential management personnel and key contractors is important to Seller. The key employees and essential management personnel are all of the individuals listed as employees in the Schedule referenced in the last sentence of Section 6.1(o) (the “Employees”). The key contractors are all of the individuals listed as contractors in the Schedule referenced in the last sentence of Section 6.1(o) (the “Contractors”). Without creating any third-party rights in the Employees to continue to be employed by the Company or the Contractors to continue to be engaged by the Company, for a minimum of six (6) months after Closing (the “Comparable Benefit Period”), Purchaser will cause the Company to (i) offer to the Employees an employment package consisting of (A) base salary, commission structures and bonus opportunities reasonably comparable to those provided by the Company for the twelve (12) months prior to Closing, and (B) 401(k) plan, life insurance, disability insurance, medical, vision, and dental coverage and other employee benefit plans, programs, policies, and arrangements, on a basis consistent with that provided to the other employees of Purchaser in similar positions. and (ii) offer to the Contractors a payment structure reasonably comparable to those provided by the Company for the twelve (12) months prior to Closing. During the Comparable Benefit Period, the Employees and the Contractors may not be terminated except for cause. Each Employee will receive credit for such Employee’s prior service with the Company for purposes of eligibility and vesting under all of Purchaser’s employee benefit plans. Employees of the Company currently participate in the 401(k) plan sponsored by Stratus. The Company is a “Participating Employer” in Stratus’ 401(k) plan. Seller and Purchaser will cooperate in good faith to transition all employees of the Company participating in Stratus’ 401(k) plan to Purchaser’s 401(k) plan after Closing. During the Comparable Benefit Period, Purchaser will continue to utilize the seven employees of Stratus or its Affiliates that have performed part-time services for the Company and will reimburse Stratus for such part-time service, all in a manner and at the reimbursement rates consistent with the Company’s past practices.
7.4Tax Treatment. Seller and Purchaser agree that the transactions contemplated by this Agreement will be treated for U.S. federal income-Tax purposes as a taxable sale by Seller and a purchase by Purchaser of the assets of the Company.
7.5Tax Matters. Before filing any Tax Returns for the Company related to the 2020 or 2021 calendar years or any amendments to Tax Returns for prior periods, Purchaser will cause the Company to deliver to Seller for approval, which approval will not be unreasonably withheld or delayed, drafts of the Tax Returns or amendments, as applicable, to be filed for such period thirty (30) days or more before such returns are due. Seller may review and comment on such Tax Returns and Purchaser will cause the Company to, and the Company will, consider in good faith all reasonable revisions requested by Seller.
7.6Texas Franchise Tax Combined Reporting.
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(a)Combined Group Returns. The Company files its Texas state franchise tax returns on a combined basis with Seller and certain Affiliates of Seller (the “Seller Combined Group”). Seller will cause the Seller Combined Group to include the Company’s revenue, income, profit, loss and deductions from the period beginning on January 1, 2021 and ending at 11:59:59 p.m. on the Closing Date (the “Pre-Closing Tax Period”) for the Seller Combined Group’s Texas state franchise tax combined report for the taxable period ending December 31, 2021. Purchaser and any of its applicable Affiliates (the “Purchaser Combined Group”), will include the Company’s revenue, income, profit, loss and deductions from the period beginning at 12:00:01 a.m. of the day immediately after the Closing Date and ending on December 31, 2021 (the “Post-Closing Tax Period”) for the Purchaser Combined Group’s Texas state franchise tax combined report for the taxable period ending December 31, 2021.
(b)Apportionment. Notwithstanding the forgoing in Section 7.6(a), if (i) the Parties mutually agree prior to filing their respective Texas state franchise tax combined report for the taxable period ending December 31, 2021, or (ii) a court or Governmental Body makes a final non-appealable determination, that the Company should have been included as a part of the Seller Combined Group or the Purchaser Combined Group for periods other than the Pre-Closing Tax Period for the Seller Combined Group or the Post-Closing Tax Period for the Purchaser Combined Group, then the Parties shall work in good faith to agree on the appropriate periods of 2021 for which the Company should be included in the Seller Combined Group or the Purchaser Combined Group, or as directed by the court or Governmental Body, as applicable (the “Straddle Periods”). The Party responsible for including the Company as part of its combined group for any portion of the Straddle Period shall pay any and all Texas franchise taxes associated with such inclusion during such Straddle Period. Notwithstanding the portion of the Texas franchise taxes paid by a Party pursuant to the preceding sentence, the Parties further agree to apportion the total amount of Texas franchise taxes related to the Straddle Periods and paid by the Parties pursuant to the preceding sentence based on a closing of the books method as of the end of the day on the Closing Date, such that the Seller Combined Group shall determine its Texas franchise taxes as if the Company was included as a member of the Seller Combined Group for the Pre-Closing Period and the Purchaser Combined Group shall determine its Texas franchise taxes as if the Company was included as a member of the Purchaser Combined Group for the Post-Closing Period (the “Hypothetical Combined Taxes”). If the Hypothetical Combined Taxes of the Seller Combined Group or the Purchaser Combined Group exceeds the actual Texas franchise taxes previously paid by such Combined Group for 2021, then such Combined Group shall pay such excess to the other Combined Group; provided, however, in no event shall such payment exceed the amount by which the other Combined Group’s actual Texas franchise taxes paid by such Combined Group for 2021 exceeds its Hypothetical Combined Taxes.
(c)Notices. Each Party agrees to promptly notify the other Party in writing upon receiving any notice, claim, or information from the Texas State Comptroller or any other representative of the State of Texas of any pending claim, audit, or assessment of taxes relating to or arising from the Texas state franchise tax returns or Texas state franchise taxes of the Company or that could reasonably be expected to affect the Company for any period on or prior to the Closing Date.
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(d)Cooperation and Records. Each Party agrees to promptly consult and cooperate in good faith with the other Party prior to and in connection with furnishing factual evidence and statements and responding to and/or defending any claim, audit, or assessment of taxes, interest, or penalties relating to or arising from the Texas state franchise tax returns or Texas state franchise taxes of the Company or that could reasonably be expected to affect the Company for any period on or prior to the Closing Date.
7.7Registered Agent Change. Promptly after Closing, Purchaser will change the registered agent of the Company to a Person other than a representative of Seller.
7.8Attorney-Client Privilege; Conflict Waiver. Each of the Parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, officers, members, shareholders, partners, employees, and Affiliates, that:
(a)Armbrust & Brown, PLLC has represented Seller and the Company (collectively, the “Seller Group”) in connection with the negotiation, preparation, execution, and delivery of this Agreement, the Transaction Documents, and the consummation of the transactions contemplated by this Agreement. The Parties to this Agreement recognize the commonality of interest that exists among the Seller Group and the Company, and the Parties agree that the existence of such commonality of interest prior to the Closing should continue to be recognized after the Closing. Purchaser and the Company agree, that, following consummation of the transactions contemplated by this Agreement, such representation and any prior representation of the Company by Armbrust & Brown, PLLC (or any successor) (the “Seller Group Law Firm”) will not preclude the Seller Group Law Firm from serving as counsel to the Seller Group, or any director, officer, member, shareholder, partner, or employee of the Seller Group, in connection with any litigation, claim, or obligation arising out of or relating to this Agreement, the Transaction Documents, or the transactions contemplated by this Agreement.
(b)The Seller Group Law Firm has not represented Purchaser in connection with the negotiation, preparation, execution, and delivery of this Agreement, the Transaction Documents, and the consummation of the transactions contemplated by this Agreement; and the Seller Group Law Firm has not represented the Company and has not looked out for the interests of the Company with respect to any liabilities or obligations of the Company accruing on or after the Closing Date with respect to this Agreement, the Transaction Documents, and the consummation of the transactions contemplated by this Agreement. Purchaser acknowledges and agrees that Purchaser’s counsel or counsel selected by Purchaser (other than the Seller Group Law Firm) will be representing Purchaser and looking out for the interests of the Company with respect to any liabilities or obligations of the Company accruing on or after the Closing Date with respect to this Agreement, the Transaction Documents, and the consummation of the transactions contemplated by this Agreement.
(c)Purchaser and the Company will not seek or have the Seller Group Law Firm disqualified from any such representation based upon the prior representation of the Company by the Seller Group Law Firm. Each of the Parties hereto under this Agreement consents thereto and waives any conflict of interest arising from such prior representation, and each of such
{N4542682.1}    28

Parties will cause any of its Affiliates to consent to waive any conflict of interest arising from such representation. Each of the Parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the Parties have consulted with counsel or have been advised they should do so in connection herewith. The covenants, consent, and waiver contained in this Section 7.8 will not be deemed exclusive of any other rights to which the Seller Group Law Firm is entitled whether pursuant to Law, contract, or otherwise.
(d)All communications between the Seller Group or the Company, on the one hand, and the Seller Group Law Firm, on the other hand, relating to the negotiation, preparation, execution, and delivery of this Agreement, the Transaction Documents, and the consummation of the transactions contemplated by this Agreement (the “Privileged Communications”) will be deemed to be attorney-client privileged and the expectation of client confidence relating thereto will belong solely to the Seller and will not pass to or be claimed by Purchaser or the Company. Accordingly, Purchaser and the Company will not have access to any Privileged Communications or to the files of the Seller Group Law Firm relating to such engagement and will not access such Privileged Communications from and after Closing. Without limiting the generality of the foregoing, from and after the Closing, (i) the Seller Group (and not Purchaser or the Company) will be the sole holders of the attorney-client privilege with respect to such engagement, and none of Purchaser or the Company will be a holder thereof; (ii) to the extent that files of the Seller Group Law Firm in respect of such engagement constitute property of the client, only the Seller Group (and not Purchaser nor the Company) will hold such property rights; and (iii) the Seller Group Law Firm will have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Purchaser or the Company by reason of any attorney-client relationship between the Seller Group Law Firm and the Seller Group or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or its Affiliates (including the Company), on the one hand, and a third party other than any of the Seller Group, on the other hand, and Purchaser and its Affiliates (including the Company) may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither Purchaser nor any of its Affiliates (including the Company) may waive such privilege without the prior written consent of the Seller Group, which consent will not be unreasonably withheld, conditioned, or delayed. In the event Purchaser or any of its Affiliates (including the Company) are legally required by judicial proceedings, court order, governmental order, or otherwise legally required to access or obtain a copy of all or a portion of the Privileged Communications, then Purchaser will immediately (and, in any event, within three (3) days) notify the Seller Group in writing so that the Seller Group can, at the Seller Group’s expense, seek a protective order.
(e)This Section is also intended for the benefit of, and will be enforceable by, the Seller Group Law Firm. This Section will be irrevocable, and no term of this Section may be amended, waived, or modified, without the prior written consent of the Seller Group Law Firm.
7.9    Conduct of the Company Pending the Closing.
(a)     Except as otherwise expressly contemplated hereby or by the Stratus Block 21 Contract, between the Effective Date and the Closing Date, Seller covenants and agrees with Purchaser that it shall cause the Company (except with the prior written consent of the Purchaser, which consent will not be unreasonably withheld, delayed, or conditioned) to:
{N4542682.1}    29

(i)     conduct its business in the ordinary course of business consistent with past practices;
(ii)     use commercially reasonable efforts consistent with past practices to preserve the present business operations, organization (including employees and contractors) and goodwill of the Company and the present relationships with Persons having business dealings with the Company (including customers and suppliers);
(iii)     maintain all of the tangible assets and properties of, or used by, the Company in their current condition, ordinary wear and tear excepted;
(iv)    maintain insurance upon all of the properties and assets of the Company in such amounts and of such kinds comparable to that in effect on the Effective Date; and
(v)     comply in all material respects with all applicable Laws.
(b)     Except as otherwise expressly contemplated hereby or by the Stratus Block 21 Contract, between the Effective Date and the Closing Date, Seller covenants and agrees with the Purchaser that it shall ensure that the Company shall not (without the prior written consent of the Purchaser, which consent will not be unreasonably withheld, delayed, or conditioned, or as otherwise expressly permitted by this Agreement or the Stratus Block 21 Contract):
(i)     dispose of, sell, assign, license, transfer, convey, lease or otherwise dispose of (or agree to or grant any option for any of the foregoing with respect to) any of the material properties or assets of, or used by, the Company except in the ordinary course of business consistent with past practices;
(ii)     enter into any unusual or abnormal contract or commitment or grant or agree to grant any lease or third party right in respect of any properties other than in the ordinary course of business consistent with past practices, make any loan or enter into any leasing or other agreement or arrangements or payment on deferred terms;
(iii)    transfer or license to any third person ownership or other rights of any intellectual property owned by the Company, or cause any such intellectual property to lapse;
(iv)     terminate, breach, amend, restate, supplement or waive any material rights under any Material Contract or enter into any new contract that would be a Material Contract, other than in the ordinary course of business consistent with past practices;
(v)     increase the salary or other compensation of any employee or contractor of the Company (other than increases in the ordinary course of business consistent with past practices), grant any bonus (other than bonuses in the ordinary course of business consistent with past practices), benefit or other direct or indirect compensation to any employee or consultant, or increase the coverage or benefits available under any (or create any new) Company Plan or otherwise modify or amend or terminate any such Company Plan
{N4542682.1}    30

(vi)    subject to any lien or otherwise encumber any of the properties or assets (whether tangible or intangible) of, or used by, the Company;
(vii)     acquire any properties or assets other than in the ordinary course of business consistent with past practices;
(viii)    cancel or compromise any debt or claim in any material respect or waive or release any material right of the Company;
(ix)     enter into any labor or collective bargaining agreement of the Company or, through negotiation or otherwise, make any commitment or incur any liability to any labor organization with respect to the Company;
(x)    make any investments in or loans to, or pay any fees or expenses to, or enter into or modify any contract with any Related Persons other than paying fees and expenses to Related Persons in the ordinary course of business consistent with past practices;
(xi)    change or revoke any Tax election, settle or compromise any Tax claim or liability or enter into a settlement or compromise, or change (or make a request to any Taxing Authority to change) any material aspect of its method of accounting for Tax purposes;
(xii)     enter into any contract, understanding or commitment that restrains, restricts, limits or impedes the ability of the Company to compete with or conduct any business or line of business in any geographic area or solicit the employment of any persons;
(xiii)    take any action which would adversely affect in any material respect the ability of the parties to consummate the transactions contemplated by this Agreement;
(xiv)     settle or compromise any pending or threatened Legal Proceeding;
(xv)     materially change or modify its credit, collection or payment policies, procedures or practices, including acceleration of collections or receivables (whether or not past due) or fail to pay or delay payment of payables or other liabilities; or
(xvi)     agree or knowingly undertake to do any of the above.
VIII.
Remedies
8.1The Parties acknowledge and agree that Article 8 of the Stratus Block 21 Contract is incorporated herein by reference and provides the sole and exclusive provisions for remedies and indemnifications related to the breach or default of any representation, warranty, covenant or obligation contained in this Agreement.
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IX.
Notices
9.1Delivery of Notices. Any notice, communication, request, reply or advice (severally and collectively referred to as “Notice”) in this Agreement provided or permitted to be given, made or accepted by either Party to the other must be in writing. Notice may, unless otherwise provided herein, be given or served: (a) by depositing the same in the United States Mail, certified, with return receipt requested, addressed to the Party to be notified and with all charges prepaid; or (b) by depositing the same with Federal Express or another service guaranteeing “next day delivery”, addressed to the Party to be notified and with all charges prepaid; or (c) by delivering the same to such Party, or an agent of such Party by telecopy, by electronic email, or by hand delivery. Notice deposited in the United States mail in the manner hereinabove described shall be deemed effective from and after the earlier of the date of actual receipt or three (3) days after the date of such deposit. Notice given in any other manner shall be effective only if and when received by the Party to be notified. For the purposes of notice, the addresses of the Parties shall, until changed as provided below, be as follows:
Seller:        Stratus Block 21 Investments, L.P.
212 Lavaca Street, Suite 300
Austin, Texas 78701
Attn: William H. Armstrong, III
Telephone No.: [intentionally omitted]
Facsimile No.: [intentionally omitted]
E-mail: [intentionally omitted]
With required copy to:
Armbrust & Brown, PLLC
100 Congress Avenue, Suite 1300
Austin, Texas 78701
Attn: Kenneth Jones
Telephone No.: [intentionally omitted]
Facsimile No.: [intentionally omitted]
E-mail: [intentionally omitted]

Purchaser:    Ryman Hospitality Properties, Inc.
One Gaylord Drive
Nashville, Tennessee 37214
Attn: Mark Fioravanti
Telephone: [intentionally omitted]
Email: [intentionally omitted]

With copies to: Ryman Hospitality Properties, Inc.
One Gaylord Drive
Nashville, Tennessee 37214
Attn: Scott Lynn
Telephone: [intentionally omitted]
Email: [intentionally omitted]
{N4542682.1}    32

And        Foley Gardere
2021 McKinney Avenue, Suite 1600
Dallas, Texas 75201
Attn: Clifford J. Risman
Telephone: [intentionally omitted]
Email: [intentionally omitted]

The Parties hereto shall have the right from time to time to change their respective addresses, and each shall have the right to specify as its address any other address within the United States of America by at least five (5) days written notice to the other Party. Notwithstanding the foregoing or any other provision in this Agreement to the contrary, however, Seller may furnish any Property Information to Purchaser by sending such information to a representative of Purchaser via electronic mail or by providing Purchaser with information pursuant to which Purchaser may access the Property Information via any website or other form of file sharing arrangement established by Seller. Seller is not required to deliver the Property Information or any updates to any of the foregoing to Purchaser pursuant to the notice provisions set out above.
X.
Commissions
10.1Commissions.
(a)Seller and Purchaser each represents and warrants to the other that there are no broker fees or sales commissions payable to any Person in connection with the transactions contemplated by this Agreement. Seller and Purchaser agree to hold harmless, defend, and indemnify each other from any and all claims, suits, liabilities, losses, costs, and expenses (including reasonable attorneys’ fees and court costs) resulting from any claims made by any broker, agent, finder, or salesman for any real estate sales commission or other compensation, reimbursement or payment of any kind or nature which is alleged to be owed based upon an agreement with the indemnifying party.
(b)The obligations of the Parties contained in this Section 10.1 shall survive the Closing or any termination of this Agreement.
XI.
Miscellaneous Provisions
11.1Survival of Covenants. The obligations, representations, warranties, covenants and agreements of the Parties set out in this Agreement shall only survive the Closing to the extent so provided in this Agreement and the Stratus Block 21 Contract.
11.2Entire Agreement. This Agreement and the Stratus Block 21 Contract contain the entire agreement of the Parties hereto and supersedes any prior agreement regarding the Membership Interest. There are no other agreements, oral or written, between the Parties
{N4542682.1}    33

regarding the Membership Interest and this Agreement can be amended only by written agreement signed by the Parties hereto, and by reference made a part hereof.
11.3Binding Effect. This Agreement, and the terms, covenants, and conditions herein contained, shall be covenants running with the land and shall inure to the benefit of and be binding upon the heirs, personal representatives, successors, and assigns of each of the Parties hereto.
11.4Effective Date. The Effective Date of this Agreement and other similar references herein are deemed to refer to the date on which this Agreement has been executed by both Seller and Purchaser.
11.5Time. Time is of the essence in all things pertaining to the performance of this Agreement, including without limitation all dates, deadlines and periods of time referred to in this Agreement. All references in this Agreement to specific times shall mean and refer to local time in Austin, Texas.
11.6Business Days. For purposes of this Agreement, the term “business day” or “business days” shall mean and refer to all calendar days, other than Saturdays, Sundays and days on which the U.S. Federal Reserve Bank of Dallas is closed. If any deadline set forth in this Agreement falls on a day which is not a business day or if any period of time provided for in this Agreement ends on a day which is not a business day, then the applicable deadline or period shall be extended to the first succeeding day which is a business day.
11.7Assignment. Purchaser may assign Purchaser’s rights under this Agreement to one or more entities, each of which is an “Affiliate” (hereinafter defined) of Purchaser (each a “Permitted Assignee”) if and only if: (i) Purchaser gives Seller prior written notice of the assignment; (ii) the Permitted Assignee specifically assumes all obligations of Purchaser under this Agreement as if such Permitted Assignee were the original Purchaser hereunder, (iii) such assignment does not relieve Purchaser of its obligations hereunder; and (iv) such assignment does not conflict with or delay the Loan Assumption (as defined in the Stratus Block 21 Contract) or the Hotel Operating Agreement Assumption (as defined in the Stratus Block 21 Contract). Otherwise, this Agreement may not be assigned by the Purchaser without the written consent of Seller. For purposes of this Agreement, the term “Affiliate” means an entity controlled by, controlling or under common control with Purchaser.
11.8Severability. If any provision of this Agreement is illegal, invalid, or unenforceable under present or future laws, then, and in that event, it is the intention of the Parties hereto that the remainder of this Agreement shall not be affected thereby, and it is also the intention of the Parties to this Agreement that in lieu of each provision of this Agreement that is illegal, invalid, or unenforceable, there be added as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, and be legal, valid, and enforceable.
11.9Waiver. Any failure by a Party hereto to insist, or any election by a Party hereto not to insist, upon strict performance by the other Party of any of the terms, provisions, or
{N4542682.1}    34

conditions of this Agreement shall not be deemed to be a waiver thereof or of any other term, provision, or condition hereof, and such Party shall have the right at any time or times thereafter to insist upon strict performance of any and all of the terms, provisions, and conditions hereof.
11.10Applicable Law and Venue. The construction and validity of this Agreement shall be governed by the laws of the State of Texas. Venue shall be in a court of appropriate jurisdiction in Travis County, Texas.
11.11Article and Section Headings. The article and section headings contained in this Agreement are for convenience only and shall in no way enlarge or limit the scope or meaning of the various and several provisions therein.
11.12Grammatical Construction. Wherever appropriate, the masculine gender may include the feminine or neuter, and the singular may include the plural, and vice versa.
11.13No Recordation. Seller and Purchaser hereby acknowledge that neither this Agreement nor any memorandum, affidavit or other instrument evidencing this Agreement or relating hereto (other than the closing documents contemplated hereunder) shall ever be recorded in the Real Property Records of Travis County, Texas, or in any other public records. Should Purchaser ever record or attempt to record any such instrument, then, notwithstanding any provision herein to the contrary, such recordation or attempted recordation shall constitute a default by Purchaser hereunder, and, in addition to the other remedies provided for herein: (i) Purchaser shall be personally liable to Seller for any damages incurred by Seller as a result of such recordation or attempted recordation, together with all attorney’s fees and other costs and expenses of any kind or nature incurred by Seller as a result of such recordation or attempted recordation; and (ii) Seller shall have the express right to terminate this Agreement by filing a notice of said termination in the Real Property Records of Travis County, Texas.
11.14Force Majeure. If either Party is delayed or prevented from performing any of its obligations under this Agreement (other than the obligation to pay any sum of money, and the obligation to consummate the Closing) by reason of strikes, lockouts, labor troubles, work stoppages, shortages of materials, transportation delays, failure of power, riots, insurrections, war, acts of God, floods, storms, weather (including delays due to rain or wet ground), fire or other casualty, or any other cause beyond such Party’s control (other than third-party consents or approvals), the period of such event, plus the period of delay caused by such event, shall be deemed to be added to the time period herein provided for the performance any such obligation by the applicable Party.
11.15Confidentiality. The Parties acknowledge and agree that Section 11.15 of the Stratus Block 21 Contract applies to the Parties under this Agreement.
11.16Exculpation. Notwithstanding any provision in this Agreement to the contrary, it is agreed and understood that Purchaser shall look solely to the assets of Seller and Stratus Block 21 in the event of any breach or default by Seller under this Agreement or any breach or default by Stratus Block 21 under the Stratus Block 21 Contract, and not to the assets of: (a) any Person which is a partner in Seller, or which otherwise owns or holds any ownership interest in Seller,
{N4542682.1}    35

directly or indirectly (each such partner or other holder or owner of any interest in Seller being referred to herein as a “Subtier Owner”); (b) any Person which is a member, manager or partner in or otherwise owns or holds any ownership interest in any Subtier Owner, whether directly or indirectly; (c) any Person serving as an officer, director, employee or otherwise for or in Seller; or (d) any Person serving as an officer, director, employee or otherwise for or in any Subtier Owner. This Agreement is executed by one or more persons (the “Signatories”, whether one or more) of Seller and Stratus Block 21 solely in their capacities as representatives of the Seller, Stratus Block 21 or a Subtier Owner and not in their own individual capacities. Purchaser hereby releases and relinquishes the Signatories from any and all personal liability for any matters or claims of any kind which arise under or in connection with or as a result of this Agreement. The foregoing release of liability shall be effective with respect to and shall apply to all claims against any members, managers and partners of any Subtier Owner regardless of whether such claims arise as a result of any liability which the Signatories may have as members, managers or partners of the Seller, Stratus Block 21 or any Subtier Owner, or otherwise.
11.17Execution. To facilitate execution: (a) this Agreement may be executed in any number of counterparts as may be convenient or necessary; (b) it shall not be necessary that the signatures of all Parties be contained in any one counterpart; (c) the signature pages taken from separate individually executed counterparts of this instrument may be combined to form multiple fully executed counterparts; and (d) a facsimile signature or a signature sent by electronic mail shall be deemed to be an original signature for all purposes. All executed counterparts of this instrument shall be deemed to be originals, but all such counterparts, when taken together, shall constitute one and the same agreement.
11.18Schedules. The Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; provided, however, each section of the Schedules will be deemed to incorporate by reference all information disclosed in any other section of the Schedules to the extent the relevance of such information to such other section of the Schedules is reasonably apparent. Capitalized terms used in the Schedules and not otherwise defined therein have the meanings given to them in this Agreement. In the event a subject matter is addressed in more than one representation and warranty, Purchaser will be entitled to rely only on the most specific representation and warranty addressing such matter. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Schedules, or the attached exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party will use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement, the Schedules or exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter not set forth or included in this Agreement, the Schedules, or exhibits is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business. In addition, matters reflected in the Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Schedules. Such additional matters are set forth for informational purposes only and do not
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necessarily include other matters of a similar nature. No information set forth in the Schedules will be deemed to broaden in any way the scope of the parties’ representations and warranties. Any description of any agreement, document, instrument, plan, arrangement or other item set forth on any Schedule is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item. The information contained in this Agreement, the Schedules, and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Law or breach of contract.
11.19Opportunity for Review. EACH PARTY ACKNOWLEDGES THAT ADEQUATE OPPORTUNITY HAS BEEN PROVIDED TO EACH PARTY FOR REVIEW AND COMMENT ON THE PROVISIONS IN THIS AGREEMENT BY EACH OF THEIR RESPECTIVE ATTORNEYS, COUNSELORS, AND ADVISORS; AND, ANY RULE OF CONSTRUCTION THAT AMBIGUITIES ARE TO BE RESOLVED AGAINST THE DRAFTING PARTY WILL NOT BE APPLICABLE TO THIS AGREEMENT.
11.20Definitions. For purposes of this Agreement, the following terms will have the respective meanings set forth below:
(a)“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
(b)“Code” means the U.S. Internal Revenue Code of 1986, as amended.
(c)“Effect” means any event, circumstance, development, occurrence, fact, condition, effect or change.
(d)“Governmental Body” means any (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, official, regulatory body or other entity and any court, arbitrator or other tribunal).
(e)“Law” means any law, rule, regulation, judgment, decision, injunction or order of any Governmental Body, as enacted or promulgated and in effect on or prior to the Closing Date.
(f)“Liability” means any debt, loss, damage, adverse claim, fines, penalties, or liability (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating
{N4542682.1}    37

thereto including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation).
(g)“Material Adverse Effect” means any Effect that is, or is reasonably expected to become (individually or in the aggregate with any other Effect) materially adverse to the results of operations or condition (financial or otherwise) of (or any of the assets included in or business conducted by or with) the Company; provided, however, that, a Material Adverse Effect shall not be deemed to include any Effect (alone or in combination) arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial or securities markets, or political conditions; (ii) the announcement or pendency of the transactions contemplated by this Agreement (it being understood and agreed that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the announcement or the pendency of this Agreement); (iii) any changes in applicable Laws, (iv) any changes in GAAP; (v) acts of war or terrorism or the escalation thereof; (vi) general conditions in the industry in which the Company operates; (vii) actions taken as required by this Agreement; or (viii) any failure of operations at the Company to meet any written or verbal projections; provided further, however, that any Effect referred to in clauses (i), (iii), (iv), or (v) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur if it has a materially disproportionate effect on Seller, the Company or any portion thereof compared to other participants in the industries in which the Seller conducts its business involving the Company.
(h)“Order” means any writ, order, judgment, injunction, decree, or ruling of or by a Governmental Body.
(i)“Permits” means approvals, authorizations, consents, licenses, variances, franchises, permits, and certificates of any Governmental Body.
(j)“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Body.
(k)“Tax” or “Taxes” means any federal, state, local, foreign or other income, gross receipts, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, ad valorem/personal property, stamp, excise, occupation, sales, use, transfer, value added, import, export, alternative minimum or estimated tax, including any interest, penalty or addition thereto.
(l)“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.
(m)“Taxing Authority” means the Internal Revenue Service and any other Governmental Body responsible for the administration of any Tax.
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(n)“Transaction Documents” means this Agreement, and any of the closing documents executed in connection with the closing under this Agreement.
(o)“Undisclosed Liabilities” means any Liabilities (i) resulting from any breach of any representation or warranty of Seller under (A) the Existence Representation, (B) the Authority Representation, (C) the Title Representation, (D) the No Undisclosed Liability Representation or (E) the Tax Representations, and (ii) resulting from any acts, omissions or occurrences which result in claims by third parties against the Company that occur, accrue or arise prior to the Closing Date and Seller shall indemnify Purchaser for any Liabilities resulting from such third party claims.
EXECUTED by Seller and Purchaser on the counterpart signature pages attached to this Agreement.

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COUNTERPART SIGNATURE PAGE FOR ATTACHMENT TO MEMBERSHIP INTEREST PURCHASE AGREEMENT BY AND BETWEEN
STRATUS BLOCK 21 INVESTMENTS, L.P., AS “SELLER”
AND RYMAN HOSPITALITY PROPERTIES, INC, AS “PURCHASER”

    Executed by the undersigned on the date or dates set out hereinbelow.

SELLER:

STRATUS BLOCK 21 INVESTMENTS, L.P.,
a Texas limited partnership
By:    STRATUS BLOCK 21 INVESTMENTS GP, L.L.C.,
a Texas limited liability company,
its General Partner
By: /s/ Erin D. Pickens
Name:    Erin D. Pickens
Title:    Senior Vice President

Date: October 26, 2021
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COUNTERPART SIGNATURE PAGE FOR ATTACHMENT TO MEMBERSHIP INTEREST PURCHASE AGREEMENT BY AND BETWEEN
STRATUS BLOCK 21 INVESTMENTS, L.P., AS “SELLER”
AND RYMAN HOSPITALITY PROPERTIES, INC., AS “PURCHASER”

    Executed by the undersigned on the date or dates set out hereinbelow.

PURCHASER:                RYMAN HOSPITALITY PROPERTIES, INC.,
    a Delaware corporation

    By: /s/ Colin Reed
    Printed Name: Colin Reed
    Title: Chairman and CEO

Date:	26th October 2021

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LIST OF EXHIBITS AND SCHEDULES
TO
Membership Interest Purchase Agreement
By and Between
Stratus Block 21 Investments, L.P., as Seller, and
Ryman Hospitality Properties, Inc., as Purchaser

The following list of exhibits and schedules is provided pursuant to Item 601(a)(5) of Regulation S-K. These exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K because the information contained therein is not material and is not otherwise publicly disclosed. The registrant undertakes to furnish supplementally a copy of the exhibits and schedules to the Securities and Exchange Commission upon request.

EXHIBITS

Exhibit A – Block 21 Service Company LLC Assignment and Assumption of Membership Interests

Exhibit B – Current Assets, Current Liabilities, and Working Capital

SCHEDULES

Schedule 6.1(g)(iii) – Accounts Receivable

Schedule 6.1(i) – Ordinary Course

Schedule 6.1(j)(xiv) – Taxes

Schedule 6.1(k)(ii) – Personal Property Leases

Schedule 6.1(l) – Intellectual Property

Schedule 6.1(m) – Material Contracts

Schedule 6.1(p)(i) – Employee Benefits Plans

Schedule 6.1(p)(viii) – 409A

Schedule 6.1(p)(xi) – Company Plan Amendability

Schedule 6.1(p)(xii) – Employment Agreement Matters and Company Plan Matters

Schedule 6.1(p)(xiv) – Accrued Vacation and Earned Time Off Policy

Schedule 6.1(r) – Related Party Transactions

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